

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   September 17, 2008

Curtis Espeland
Chief Financial Officer
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37662

> **Re: Eastman Chemical Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-12626**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2008**
> **File No. 001-12626**

Dear Mr. Espeland:

We have reviewed the above referenced filings and have the following comments. Please note that we have conducted a legal review only. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For Fiscal Year Ended December 31, 2007

Business, page 4

1. In future filings, please discuss the principal methods of competition for each of your business segments, specifically for the CASPI, Fibers, and SP segments. See Item 101(c)(1)(x) of Regulation S-K.

Controls and Procedures, page 130

2. You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information. If true, please confirm supplementally that based upon the evaluation of your management, including your CEO and CFO, you also concluded that as of December 31, 2007 your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Please include this disclosure in future filings.

Exhibits 31.01 and 31.02

3. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 26

Variable Cash Pay – Unit Performance Plan, page 30

4. On pages 31 and 32, we note that individual performance is taken into account when making awards under the Unit Performance Plan ("UPP") in the following ways:
   - The compensation committee considers the "established individual financial, organizational, and strategic performance objectives and expectations for Mr. Ferguson" when determining his payout under the UPP.
   - For the other named executive officers, Mr. Ferguson assesses individual and organizational performance which leads to "a performance factor corresponding to their overall performance compared to pre-established targets related to organization results and personal performance objectives."

   In future filings, please describe the elements of individual performance and contribution that are taken into account when determining payouts under the UPP. Specifically, please disclose the established performance objectives for Mr. Ferguson and the pre-established organizational and personal performance targets and performance factors for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

5. In future filings, to the extent the information is material and applicable, please provide the information required by Item 407(e)(4) of Regulation S-K under the caption Compensation Committee Interlocks and Insider Participation.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director